
                                                                     Exhibit 12
                                                                     ----------
               UNION PACIFIC CORPORATION AND SUBSIDIARY COMPANIES
                     RATIO OF EARNINGS TO FIXED CHARGES (a)
                    (Thousands of Dollars, Except for Ratio)

                                  1996        1995        1994        1993        1992
                               ----------  ----------  ----------  ----------  ----------
Earnings from continuing
  operations (b/c)             $  732,860  $  619,289  $  568,631  $  411,775  $  455,967

Undistributed equity earnings     (50,235)    (23,893)    (43,663)    (32,426)    (22,278)
                               ----------  ----------  ----------  ----------  ----------
      Total                       682,625     595,396     524,968     379,349     433,689
                               ----------  ----------  ----------  ----------  ----------

Income taxes (c)                  380,560     313,590     329,586     317,913     265,536
                               ----------  ----------  ----------  ----------  ----------
Fixed charges:
  Interest expense
   including amortization
   of debt discount               500,580     450,182     347,188     311,698     342,479

  Portion of rentals
   representing an interest
    factor                        135,615      65,258      41,975      33,224      34,897
                               ----------  ----------  ----------  ----------  ----------
     Total                        636,195     515,440     389,163     344,922     377,376
                               ----------  ----------  ----------  ----------  ----------
Earnings available for
  fixed charges                $1,699,380  $1,424,426  $1,243,717  $1,042,184  $1,076,601
                               ==========  ==========  ==========  ==========  ==========
Fixed charges - as above       $  636,195  $  515,440  $  389,163  $  344,922  $  377,376

Interest capitalized                   --          --          --         224          50
                               ----------  ----------  ----------  ----------  ----------
      Total                    $  636,195  $  515,440  $  389,163  $  345,146  $  377,426
                               ==========  ==========  ==========  ==========  ==========
Ratio of earnings to
  fixed charges                       2.7         2.8         3.2         3.0         2.9
                               ==========  ==========  ==========  ==========  ==========

(a) All information presented reflects Resources and USPCI as discontinued operations (See Note 3 to the Financial Statements).
(b) Amount for 1993 is before a cumulative effect adjustment for changes in accounting principles for income taxes, postretirement benefits other than pensions and revenue recognition. The net after-tax adjustment related to these items was $116 million.
(c) In 1993, income from continuing operations and income taxes included the one-time impact on deferred income taxes from the adoption of the Omnibus Budget Reconciliation Act of 1993, which reduced income from continuing operations and increased income taxes by $56 million.